

November 27, 2012

Via E-mail
Richard A. Gonzalez
Chairman and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

> **Re: AbbVie Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12B**
> **Filed November 16, 2012**
> **File No. 001-35565**

Dear Mr. Gonzalez:

We have reviewed your amended filing and your response letter dated November 16, 2012 and we have the following additional comments. Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe these comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file as an exhibit the purchase agreement entered into on November 5, 2012 by and among yourself, Abbott Laboratories and the representatives of the initial purchasers of your convertible notes.

Unaudited pro forma condensed combined balance sheet, page 42

2. Please revise to include a cross reference to a footnote for the $1,000 short-term debt pro forma adjustment. If you do not include disclosure of the short-term debt in footnote G, please revise footnote G to disclose the amount of long-term debt as $14.7 billion.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Exchange Act of 1934. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey Riedler
Assistant Director

cc: David K. Lam
        Karessa L. Cain
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019-6150